UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes   ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 24, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF THE 2020 ANNUAL GENERAL MEETING;

CHANGE OF DIRECTORS; AND

CHANGE OF AUDITOR

The Board hereby announces the poll results of the AGM held in Shanghai, the PRC on Wednesday, 23 June 2021.

Reference is made to the notices dated 7 May 2021 and 16 June 2021 (the “Notices”) regarding the 2020 annual general meeting of China Eastern Airlines Corporation Limited (the “Company”) held on Wednesday, 23 June 2021 (the “AGM”). Terms defined in the Notices shall have the same meanings when used herein unless otherwise specified.

POLL RESULTS OF THE AGM

The AGM was held at Conference Room on Second Floor, CEA Development Co., Limited Auxiliary Building, No. 99 Konggang Third Road, Changning District, Shanghai, the PRC ( 中 國上海市長寧區空港三路 99 號東航實業集團有限公司輔樓二樓會議室 ) on Wednesday, 23 June 2021. Shareholders of the Company representing 11,599,982,634 shares of the Company (the “Share”) were present, in person or by proxy, at the AGM. The AGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the articles of association of the Company (the “Articles of Association”).

There was no Share entitling the shareholders of the Company to attend and abstain from voting in favour as set out in Rule 13.40 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

Each resolution proposed for approval at the AGM was taken by poll.

Ernst & Young, was appointed as the scrutineer for the purpose of vote-taking at the AGM. The poll results in respect of the resolutions proposed for approval at the AGM were set out as follows:

Total number of Shares represented by votes (Approximate %*)
	For	Against	Abstain
RESOLUTIONS

1. Ordinary Resolution: “THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2020.”	11,592,421,960 (99.9348%)	6,682,774 (0.0576%)	877,900 (0.0076%)
2. Ordinary Resolution: “THAT, to consider and approve the report of the supervisory committee of the Company (the “Supervisory Committee”) for the year 2020.”	11,535,538,761 (99.4444%)	6,709,274 (0.0578%)	57,734,599 (0.4978%)
3. Ordinary Resolution: “THAT, to consider and approve the financial reports of the Company for the year 2020.”	11,535,366,561 (99.4430%)	6,881,924 (0.0593%)	57,734,149 (0.4977%)
4. Ordinary Resolution: “THAT, to consider and approve the Company’s profit distribution proposal for the year 2020.”	11,542,772,585 (99.5068%)	113,650 (0.0010%)	57,096,399 (0.4922%)

5.  Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the Company’s appointment of the PRC domestic auditors and international auditors for financial reporting and the auditors for internal control for the year 2021.”

	11,542,807,335 (99.5071%)	123,200 (0.0011%)	57,052,099 (0.4918%)

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

6.  Special Resolution: “THAT, to consider and approve the resolution on granting of a general mandate to the Boardto issue bonds:

Agreed the Board to issue debt financing instruments in one or multiple tranches within the limits of bonds issuable under the requirements of applicable laws, upon obtaining general and unconditional mandate from the general meeting:

(a)   Type of debt financing instruments: debt financing instruments include but not limited to corporate bonds, super short-term commercial papers, shortterm commercial papers, medium term notes, bonds denominated in offshore Renminbi or US Dollars or other currencies, asset-backed securities, enterprise bonds, perpetual bonds or other onshore and offshore debt financing instruments issuable upon approval by or filing with the China Securities Regulatory Commission, Securities Association of China and other relevant authorities in accordance with relevant regulations. However, bonds issued and/or debt financing instruments adopted under this mandate shall not include bonds that are convertible to shares of the Company.

(b)   Issuer: the Company and/or its wholly-owned or controlled subsidiaries. The actual issuer shall be determined by the Board according to the needs of issuance.

(c)   Issuance size: the amount of debt financing instruments permitted to be issued under this mandate shall fall within the outstanding balance available for issuance of such type of instruments under the requirements of applicable laws. The actual issuance size shall be determined by the Board according to funding requirements and market conditions.

11,255,154,296 (97.0273%)	287,716,389 (2.4803%)	57,111,949 (0.4924%)

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(d)   Term and type: save for perpetual bonds, not more than 15 years and may have single or multiple maturities. The actual term and issuance size of each type of the debt financing instruments shall be determined by the Board according to relevant requirements and market conditions.

(e)   Use of proceeds: the proceeds raised from the issuance are expected to be used in ways which are in accordance with the requirements of laws and regulations, such as to fund the production and operation needs of the Company, to adjust the debt structure, to supplement working capital and/or to make project investment. The actual use of proceeds shall be determined by the Board according to funding requirements.

(f)   Effective period of the mandate: one year from the date of approving this resolution at the general meeting of the Company.

Where the Board and/or its authorised representatives have, during the effective period of the mandate, decided the issuance, and provided that the Company has also, during the effective period of the mandate, obtained the approval or permission from or registration with regulatory authorities on the issuance, the Company may, during the effective period of such approval, permission or registration, complete the issuance.

(g)   Guarantees and other arrangements: the guarantees and other credit enhancement arrangements shall be determined based on the features of the onshore and offshore debt financing instruments and the issuance needs in accordance with the laws.

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(h)   Target subscribers and arrangements on placement to shareholders of the Company: the target subscribers shall be the investors who meet the conditions for subscription in accordance with the requirements of laws and regulations. The specific target subscribers shall be determined in accordance with relevant laws, the market conditions and other specific matters related to the issuance.

(i) Authorisation to the Board

The Board proposes to the general meeting to grant the general and unconditional mandate to the Board for the following purposes, after taking into account of the specific requirements of the Company and other market conditions:

(i) to confirm the issuer, type, actual type, actual terms and conditions and other matters in relation to the issuance, including but not limited to the actual issuance size, actual aggregate amount, currency, issuance price, interest rate or methods of determining interest rate, issuance place, timing of issuance, term, whether to issue on multi-tranche issuances, number of tranches of issuance, whether to incorporate terms of repurchase or redemption, rating arrangement, guarantees and other arrangements, term of repayment of principal and payment of interest, use of proceeds and underwriting arrangement, etc.

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(ii)  to undertake actions and procedures necessary and ancillary to each, including but not limited to the engagement of intermediary agencies to deal with procedures such as applying approval from, registering and filing with relevant regulatory authorities relating to the issuance on behalf of the Company, sign all legal documents necessary and relating to the issuance, and handle other matters such as, repayment of principal and payment of interest during the duration and trading and circulation.

(iii)  to approve, confirm and ratify the aforementioned actions and procedures given the Company has taken any of the actions and procedures in respect of any issuance.

(iv) to make relevant adjustments to relevant matters relating to actual proposal for issuance within the scope of the mandate granted to the Board according to the advice of regulatory authorities or the then prevailing market conditions in the event of changes in the issue policy of regulatory authorities or market conditions, unless reapproval at the general meeting of the Company is otherwise required pursuant to the relevant laws, regulations and the Articles of Association.

(v)   to decide and deal with relevant matters relating to the listing of issued debt financing instruments upon the completion of issuance.

(vi) to approve, sign and dispatch announcements and circulars relating to the issuance to disclose relevant information according to the applicable regulatory rules at the places of listing of the Company.

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(vii) to adjust the currency structure and interest rate structure of bonds within the duration of the bonds according to market conditions.

(viii)to assign the aforementioned mandate to other candidates whom the Board finds appropriate.”

7.  Special Resolution: “THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:

(a)   Under the premise of the following conditions, the Board is granted unconditional and general mandate and is agreed to further authorise the management of the Company to deal with, at its sole discretion, relevant matters in connection with the issuance of shares of the Company during the relevant period (as defined below), in accordance with the Company’s specific needs, other market conditions and the conditions below:

(i) The Board approves the Company to, either separately or concurrently, issue, allot and deal with, or conditionally or unconditionally agree to, either separately or concurrently, issue, allot or deal with the domestic shares (“A shares”) and overseas-listed foreign shares (“H shares”) of the Company (including corporate bonds convertible into shares) for not more than 20% of the A shares and H shares of the Company at the date of this resolution being considered and approved at the general meeting, respectively; and approves the Company to determine the number of A shares and/or H shares to be issued, allotted or dealt with within such limit, under the premise of item (iii) of this article;

11,277,923,896 (97.2236%)	264,972,289 (2.2842%)	57,086,449 (0.4922%)

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(ii)  The Board formulates and implements specific issuance plans, including but not limited to the class of new shares to be issued, the pricing methods and/or the issuance price (including the price range), number of shares to be issued, target subscribers, use of proceeds, etc., determines the timing of issuance, period of issuance and whether to place to existing shareholders;

(iii)  The Board approves, signs, amends and performs or facilitates to sign, perform and amend all documents, indentures and matters it finds related to any issuance, allotment or dealing of A shares and/or H shares pursuant to the exercise of the aforementioned general mandate; and

(iv) The Board only exercises the aforementioned power pursuant to the Company Law of the People’s Republic of China (as amended from time to time) and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or all applicable laws, regulations and rules of any other government or regulatory authorities. The Company can complete the issuance only after obtaining approvals from China Securities Regulatory Commission and/or any other relevant Chinese government authorities.

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(b)   In respect of this special resolution, the general mandate shall not exceed the relevant period. Yet, if the Board has resolved to issue during the relevant period, the Company can complete the issuance under such mandate upon the completion of approval from relevant Chinese government authorities. “Relevant period” refers to the date from the passing of this special resolution to the following dates, whichever is earlier:

(i) from the date when this special resolution is passed until the conclusion of the next AGM of the Company;

(ii)  from the date when this special resolution is passed until the expiry of 12 months since then; and

(iii)  the date of the passing of the special resolution by the shareholders of the Company at the general meeting revoking or varying the general mandate given to the Board by this resolution.

(c)   Decision is made to authorise the Board to increase the registered capital of the Company under the premise of separate or concurrent issuance of shares in paragraph (a) of this special resolution, to show that the Company is authorised to issue shares under paragraph (a) of this special resolution. Decision is also made to authorise the Board to amend the articles of association it finds appropriate and necessary, to show the increase in the registered capital of the Company; and to undertake necessary actions and other necessary procedures to achieve the separate or concurrent issuance of shares under paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

Total number of Shares represented by votes (Approximate %*)
Number of votes
RESOLUTIONS

8. Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the election of directors of the ninth session of the board of directors of the Company:

(1) to consider and approve the resolution in relation to the election of Mr. Lin Wanli as a director of the Company.”	11,397,288,875 (98.2526%)
9. Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the election of independent directors of the ninth session of the board of directors of the Company:
(1) to consider and approve the resolution in relation to the election of Mr. Sun Zheng as an independent director of the Company.	11,541,625,191 (99.4969%)
(2) to consider and approve the resolution in relation to the election of Mr. Lu Xiongwen as an independent director of the Company.”	11,533,804,752 (99.4295%)

*

The percentage of voting is based on the total number of Shares held by shareholders of the Company present, in person or by proxy, at the AGM and entitled to vote in respect of the relevant resolution.

#	Cumulative voting is adopted in respect of resolutions 8 and 9. All said resolutions are passed.

Based on the above poll results, all of the special resolutions were passed by two-thirds or more of votes, and all of the ordinary resolutions were passed by half or more of votes.

Note:

The poll results were subject to scrutiny by Ernst & Young, whose work was limited to certain agreed procedures requested by the Company to compare the poll results summary prepared by the Company to poll forms collected and provided by the Company to Ernst & Young. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

CHANGE OF DIRECTORS

The Board announces that Mr. Lin Wanli has been appointed as a Director of the Company; Mr. Sun Zheng and Mr. Lu Xiongwen have been appointed as the independent non-executive Directors of the Company, with effect from 23 June 2021 upon conclusion of the AGM.

The Board further announces that Mr. Shao Ruiqing has ceased to act as an independent non- executive Director, a member and the chairman of the Audit and Risk Management Committee and a member of the Aviation Safety and Environment Committee of the Company; Mr. Dong Xuebo has ceased to act as a member of the Nomination and Remuneration Committee of the Company and Mr. Cai Hongping has ceased to act as a member of the Planning and Development Committee of the Company, with effect from 23 June 2021.

Upon consideration and approval by the Board, Mr. Sun Zheng has been appointed as a member and the chairman of the Audit and Risk Management Committee and a member of the Aviation Safety and Environment (in place of Mr. Shao Ruiqing); Mr. Lu Xiongwen has been appointed as a member of the Nomination and Remuneration Committee (in place of Mr. Dong Xuebo) and a member of the Planning and Development Committee (in place of Mr. Cai Hongping), with effect from 23 June 2021.

Mr. Shao Ruiqing confirms that there is no disagreement between him and the Board and there is no matter relating to his resignation that needs to be brought to the attention of the Shareholders of the Company.

The Board would like to express its sincere gratitude to Mr. Shao Ruiqing for his contributions to the Company during his tenure of office.

For details of the biographical details of Mr. Lin Wanli, Mr. Sun Zheng and Mr. Lu Xiongwen, please refer to: (i) the Notices; and (ii) the announcement of the Company dated 29 April 2021.

CHANGE OF AUDITOR

The Board announces that PricewaterhouseCoopers Zhong Tian LLP has been appointed as the auditors for the PRC (A shares) financial reports and US (ADR) financial reports of the Company and the internal control auditors of the Company for the year 2021, and PricewaterhouseCoopers has been appointed as the auditors for the international (H shares) financial reports of the Company for the year 2021, with effect from 23 June 2021 upon conclusion of the AGM.

The Board would like to express its sincere gratitude to Ernst & Young Hua Ming LLP and Ernst & Young for their quality services rendered to the Company during the past years.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 23 June 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).